UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________________________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

_________________________________________________________

ADAMAS PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00548A106
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 00548A106	13G

1	NAME OF REPORTING PERSONS Kerrisdale Partners Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
5	SOLE VOTING POWER 81,285
6	SHARED VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 81,285
	8	SHARED DISPOSITIVE POWER 0
	9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,285
	10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00548A106	13G

1	NAME OF REPORTING PERSONS Kerrisdale Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 81,285
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 81,285
	9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,285
	10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00548A106	13G

1	NAME OF REPORTING PERSONS Sahm Adrangi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 81,285
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 81,285
	9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,285
	10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a) Name of Issuer.

Adamas Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices.

1900 Powell Street, Suite 750

Emeryville, CA 94608

ITEM 2(a). NAME OF PERSON FILING:

The Reporting Persons are:

(i) Kerrisdale Partners Master Fund Ltd (the “Master Fund”), a Cayman Islands exempted company;

(ii) Kerrisdale Advisers, LLC (the “Adviser”), a New York limited liability company and the investment manager to the Master Fund, with respect to the Common Stock held by the Master Fund;

(iii) Sahm Adrangi, a Canadian citizen and the managing member of the Adviser, with respect to the Common Stock held by the Master Fund.

ITEM 2(b). Address of Principal Business Office, or, if non, Residence:

The address for the Master Fund is:

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town, Grand Cayman KY1-9005 Cayman Islands

The address for each of the Adviser and Mr. Adrangi is:

1212 Avenue of the Americas, 3rd Floor

New York, NY 10036

Item 2(c) Citizenship:

Master Fund - Cayman Islands
Adviser - New York
Sahm Adrangi - Canada

Item 2(d) Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e) CUSIP Number.

00548A106

Item 3 If this statement is Filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the Filing person is.

Not Applicable

Item 4 Ownership.

(a) As of the date hereof, each of the Reporting Persons beneficially owns the 81,285 shares of the Issuer’s Common Stock held by the Master Fund.

(b) The shares beneficially owned constitute 0.4% of the Issuer’s outstanding Common Stock.

The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based on 22,778,880 shares of Common Stock outstanding as of October 31, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

(c) The Adviser and Mr. Adrangi have the shared power to vote and dispose of the shares of Common Stock held by the Master Fund reported herein. The Master Fund has the sole right to vote and dispose of the shares of Common Stock held by it.

Item 5 Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X]

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8 Identification and Classification of Members of the Group.

Not applicable.

Item 9 Notice of Dissolution of Group.

Not applicable.

Item 10 Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February13, 2018
Kerrisdale Partners Master Fund Ltd

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Director

Kerrisdale Advisers, LLC

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Managing Member

/s/ Sahm Adrangi
Sahm Adrangi